May 1, 2009

Mail Stop 3561

John A. Godfrey
Executive Vice President, Secretary and General Counsel
Pinnacle Entertainment, Inc.
3800 Howard Hughes Parkway
Las Vegas, NV 89169

RE: Pinnacle Entertainment, Inc.
**   File No. 001-13641**
**   Form 8-K: Filed April 27, 2009**

Dear Mr. Godfrey:

    We have completed our review of your Form 8-K and have no further comments
at this time.

                                        Sincerely,

                                        Patrick Kuhn
                                        Staff Accountant